Exhibit 4.8
RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (UNAUDITED)
As at September 30, 2008 and for the nine months ended September 30, 2008 and 2007
In millions of Canadian dollars, except per share data
This information should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP” or “the Company”) as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007. The unaudited interim consolidated financial statements of the Company were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The material differences between Canadian and U.S. GAAP are explained and quantified below, along with their effect on the Company’s Statement of Consolidated Income and Consolidated Balance Sheet. For a complete discussion of U.S. and Canadian GAAP differences, as they relate to the Company, see Note 24 to the consolidated financial statements for the year ended December 31, 2007 in the Company’s 2007 Annual Report and the Supplemental United States Generally Accepted Accounting Principles Differences and Disclosures. In management’s opinion, the unaudited interim consolidated financial statements and this reconciliation include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information.
(a)	Accounting for derivative instruments and hedging: The measurement and recognition rules for derivative instruments and hedging under Canadian GAAP, as described in CICA accounting standards Section 3855 “Financial Instruments, Recognition and Measurement”, Section 3861 “Financial Instruments, Presentation and Disclosure”, Section 3865 “Hedging”, Section 1530 “Comprehensive Income” and Section 3251 “Equity”, are largely harmonized with U.S. GAAP, as stated in Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FASB 133”). However, under Canadian GAAP, only the ineffective portion of a net investment hedge that represents an over hedge is recognized in income, whereas under U.S. GAAP, any ineffective portion is recognized in income immediately. As well, transaction costs have been added to the fair value of the “Long-term debt” under Canadian GAAP whereas under U.S. GAAP such costs are recorded separately with “Other assets and deferred charges”.

(b)	Pensions and post-retirement benefits: On December 31, 2006, CP adopted FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans” (“FASB 158”). Under U.S. GAAP, the Company is required to recognize the over or under funded status of defined benefit pension and other post-retirement plans on the balance sheet. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected obligation for pension plans and the accumulated benefit obligation for other post-retirement plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of other comprehensive income (“OCI”), net of tax. No similar requirement currently exists under Canadian GAAP.

(c)	Post-employment benefits: Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the policy permits amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 “Employers’ Accounting for Post-employment Benefits” (“FASB 112”), such gains and losses on post-employment benefits that do not vest or accumulate are included immediately in income.

(d)	Termination and severance benefits: Termination and severance benefits are covered by the CICA Section 3461 and the CICA Emerging Issues Committee Abstract 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and is being amortized to income over approximately 13 years. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

(e)	Stock-based compensation: U.S. GAAP requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, stock appreciation rights (“SARs”) and deferred share units (“DSUs”). SARs and DSUs are subsequently re-measured at fair value at each reporting period. Under Canadian GAAP, liability awards, such as SARs and DSUs, are accounted for using the intrinsic method. U.S. GAAP also requires that CP accounts for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur.

In addition, on adoption of FASB Statement No. 123 Revised 2004 — “Share Based Payment” (“FASB 123R”), CP has recognized compensation cost attributable to stock-based awards over the period from the grant date to the date the employee becomes eligible to retire when this is shorter than the vesting period (the “non-substantive vesting period approach”). Previously CP recognized the compensation cost over the vesting period (the “nominal vesting period approach”). Canadian GAAP has similar provisions for the recognition of the compensation cost attributable to stock-based awards over the shorter of the period from grant date to vesting or eligibility for retirement. However, Canadian GAAP introduced these provisions with effect for the year ended December 31, 2006 and the Company adopted them with retroactive restatement of prior periods.

Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Canadian Pacific Limited (“CPL”) corporate reorganization in 2001, CPL underwent an equity restructuring, which resulted in replacement options in CP stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP did not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to also account for stock options at their fair value under FASB Statement No. 123 “Accounting for Stock-based Compensation” (“FASB 123”).

(f)	Internal use software: Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), certain costs, including preliminary project phase costs, are to be expensed as incurred. These costs are capitalized under Canadian GAAP.

(g)	Capitalization of interest: The Company expenses interest related to capital projects undertaken during the year unless specific debt is attributed to a capital program. FASB Statement No. 34 “Capitalization of Interest Cost” (“FASB 34”) requires interest costs to be capitalized for all capital programs. Differences in GAAP result in additional capitalization of interest under U.S. GAAP and subsequent related depreciation.

(h)	Comprehensive income: Under U.S. GAAP, all derivative instruments are recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in the fair value of derivatives are either recognized in earnings or in other comprehensive income depending on whether specific hedge criteria are met.

FASB Statement No. 130 “Reporting Comprehensive Income” requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. In 2008 and the comparative period presented, the differences in other comprehensive income under U.S. GAAP arose from foreign currency translation related to long-term debt designated as a hedge of the net investment in foreign subsidiaries and unfunded pension liability.

(i)	Joint venture: The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. The Company has a joint-venture interest in the Detroit River Tunnel Partnership (“DRTP”). FASB Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) requires the equity method of accounting to be applied to interests in joint ventures. This has no effect on net income as it represents a classification difference within the Statement of Consolidated Income and Consolidated Balance Sheet. Equity income from DRTP in the nine months ended September 30, 2008 was $7.3 million (nine months ended September 30, 2007 — $8.2 million).

(j)	Offsetting contracts: FASB Financial Interpretation No. 39 “Offsetting of Amounts Relating to Certain Contracts” (“FIN 39”) does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into a contract with a financial institution. Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are netted against each other.

(k)	Start-up costs: Under EIC 27 “Revenues and Expenditures during the Pre-Operating Period”, costs incurred for projects under development may be deferred until the projects are substantially complete. Upon completion, these costs are amortized based on the expected period and pattern of benefit of the expenditures. Under U.S. GAAP, these costs are expensed as incurred.

(l)	Capital leases: Under FASB Statement No. 13 “Accounting for Leases”, which prescribes certain recognition criteria for a capital lease, certain leases, which the Company has recorded as capital leases under Canadian GAAP, do not meet the criteria for capital leases and are recorded as operating leases. These relate to equipment leases, previously recorded as operating leases under Canadian and U.S. GAAP, which were renewed within the last 25 percent of the equipment’s useful life. Under U.S. GAAP, these continue to be operating leases.

(m)	Statement of cash flows: There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP. However, U.S. GAAP requires the disclosure of income taxes paid. Canadian GAAP requires the disclosure of income tax cash flows, which would include any income taxes recovered during the year. For the nine months ended September 30, 2008, income taxes paid were $14.8 million (nine months ended September 30, 2007 — $62.7 million).

(n)	Dividends declared per share: Dividends declared per share in the nine months ended September 30, 2008 were $0.7425 (nine months ended September 30, 2007 — $0.6750).
The application of U.S. GAAP, as described above, would have had the following effects on net income, and comprehensive income.

	For the nine months
	ended September 30
In millions of Canadian dollars except per share amounts	2008	2007

Net Income — Canadian GAAP	$418.4	$603.9

Increased (decreased) by:

Pension costs	2.0	6.3

Post-retirement benefits costs	7.2	7.6

Post-employment benefits costs	0.9	0.9

Termination and severance benefits	(6.6)	(6.7)

Internal use software — additions	(14.9)	(8.8)

Internal use software — depreciation	9.2	8.0

Stock-based compensation	7.4	(3.6)

Gain (loss) on ineffective portion of hedges	2.1	(4.1)

Capitalized interest — additions	20.3	14.3

Capitalized interest — depreciation	(5.2)	(4.3)

Start-up costs	(0.7)	(0.8)

Future/deferred income tax expense related to net income	(11.5)	(12.8)

Net Income — U.S. GAAP	$428.6	$599.9

	For the nine months
	ended September 30
In millions of Canadian dollars except per share amounts	2008	2007

Other comprehensive income (loss) — Canadian GAAP	$13.9	$(26.6)

Increased (decreased) by:

Unrealized foreign exchange (gain) loss on designated net investment hedge	(2.1)	4.1

Unfunded pension and post-retirement liability adjustment	64.1	75.0

Future/deferred income tax expense related to other comprehensive income	(18.5)	(25.0)

Other comprehensive income — U.S. GAAP	$57.4	$27.5

Earnings per share — U.S. GAAP

Basic earnings per share	$2.79	$3.89

Diluted earnings per share	$2.76	$3.85

A summary of comprehensive income resulting from Canadian and U.S. GAAP differences is as follows:

	For the nine months
	ended September 30
In millions of Canadian dollars	2008	2007

Comprehensive income

Canadian GAAP	$432.3	$577.3

U.S. GAAP	$486.0	$627.4

A summary of operating income resulting from Canadian and U.S. GAAP differences is as follows:

	For the nine months
	ended September 30
In millions of Canadian dollars	2008	2007

Operating income

Canadian GAAP	$752.5	$858.7

U.S. GAAP	$746.8	$851.1

Consolidated Balance Sheet
Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

In millions of Canadian dollars	Sept. 30, 2008	Dec. 31, 2007

Assets
Current assets
Cash
Investment in joint ventures	$(0.1)		$(0.2)
Accounts receivable and other current assets
Investment in joint ventures	—		1.4
Long-term assets
Investments
Investment in joint ventures	50.3		48.9
Start-up costs	(12.3)		(11.6)
Properties
Capitalized interest	175.1		160.0
Internal use software	(60.9)		(55.2)
Investment in joint ventures	(35.9)		(36.1)
Capital leases	(9.8)		(10.4)
Other assets and deferred charges
Pension	(1,147.4)		(1,103.1)
Long-term receivable	198.9		190.3
Transaction costs on long-term debt	45.3		36.0
Investment in joint ventures	(15.5)		(14.8)

Total assets	$(812.3)	$	$(794.8)

In millions of Canadian dollars	Sept. 30, 2008	Dec. 31, 2007

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities
Investment in joint ventures	$(0.7)	$(0.4)
Income and other taxes payable
Investment in joint ventures	—	(0.1)
Long-term debt maturing within one year
Capital leases	(0.8)	(0.7)

Long-term liabilities
Deferred liabilities
Termination and severance benefits	(3.6)	(10.2)
Post-employment benefit liability	4.3	5.2
Under funded status of defined benefit pension and other post — retirement plans	455.4	573.0
Investment in joint ventures	(0.5)	(0.5)
Stock-based compensation	(5.6)	0.2
Long-term debt
Bank loan	198.9	190.3
Capital leases	(9.0)	(9.7)
Transaction costs on long-term debt	45.3	36.0
Future/deferred income tax liability	(411.5)	(441.2)

Total liabilities	$272.2	$341.9

Shareholders’ equity
Share capital
Stock-based compensation	21.0	$20.9
Contributed surplus
Stock-based compensation	3.5	5.2
Retained income	(146.6)	(156.8)
Accumulated other comprehensive income
Funding status of defined benefit pension and other post-retirement plans	(964.8)	(1,010.2)
Unrealized foreign exchange loss on designated net investment hedge	2.4	4.2

Total liabilities and shareholders’ equity	$(812.3)	$(794.8)

Supplemental U.S. GAAP Disclosures
Business combination
Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) was acquired in October 2007 and is wholly owned. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase on October 30, 2008, at which time the Company assumed control of the DM&E.
U.S. GAAP requires supplemental unaudited pro forma income statement information for the period in which a material business combination occurs. Material business combinations must be presented, on a pro forma basis as if the acquisition had taken place at the beginning of the fiscal period. Pro forma results are not indicative of actual results or future performance. The pro forma information presented below assumes this acquisition took place on January 1, 2008 and January 1, 2007, respectively. There were no acquisitions in 2008.

	For the nine months
	ended September 30
In millions of Canadian dollars, except per share data	2008	2007

Pro forma revenue	$3,893.3	$3,758.9
Pro forma net income	$418.4	$633.9
Pro forma basic earnings per share	$2.72	$4.11
Pro forma diluted earnings per share	$2.70	$4.07

Pensions and other benefits
For the nine months ended September 30, 2008 and 2007, the components of net periodic benefit cost under U.S. GAAP for defined benefit pensions and other benefits were as follows:

	For the nine months ended September 30
	2008		2007
In millions of Canadian dollars	Pensions	Other Benefits	Pensions	Other Benefits

Current service cost	$73.0	$12.3	$73.1	$12.7
Interest cost	333.3	20.5	314.8	20.0
Expected return on plan assets	(436.9)	(0.5)	(415.7)	(0.5)
Amortization of prior service cost	23.4	(1.3)	20.5	(1.3)
Recognized net actuarial loss	35.9	6.1	49.2	6.6
Settlement gain	—	(4.3)	—	(10.7)

Net periodic benefit cost	$28.7	$32.8	$41.9	$26.8

Pension contributions
In 2008, the Company expects to make total contributions of approximately $95 million for all its defined benefit pension plans, of which $73.2 million was disbursed as at September 30, 2008.
Recent accounting pronouncements
Framework for Fair Value Measurement
The Company adopted the provisions of FASB Statement No. 157 “Fair Value Measurements”, effective January 1, 2008 and all related FASB Staff Positions published to the date of this report. The standard establishes a framework for measuring fair value and expands the disclosures about fair value measurements. The implementation of this standard did not have a material impact on the consolidated financial statements as the Company’s current policy on accounting for fair value measurements is consistent with this guidance.
The fair value of financial instruments reflects the Company’s best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates. When such prices are not available, CP incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties to settle these instruments at the reporting date.

Fair Value of Financial Instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are directly or indirectly observable inputs other than quoted prices. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.
•	Level 1: This category includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for an asset or liability is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: This category includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market. Instruments valued using inputs in this category include non exchange traded derivatives such as over the counter financial forward contracts, as well as swaps for which observable inputs can be obtained for the entire duration of the derivative instrument.

•	Level 3: This category includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.
When possible the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. Note 10 of the Company’s third quarter unaudited interim consolidated financial statements provides a detailed analysis of the techniques used to value third party asset-backed commercial paper (“ABCP”).
The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at September 30, 2008.

In millions of Canadian dollars	Level 1	Level 2	Level 3	Total

Financial Assets:

Current financial assets	$—	$15.5	$—	$15.5

Long-term financial assets	—	11.0	72.7	83.7

Financial Liabilities:

Current financial liabilities	—	26.8	—	26.8

Long-term financial liabilities	—	0.3	—	0.3

Fair value measurements using significant unobservable inputs (Level 3)
Below is a roll-forward of assets and liabilities measured at fair value using Level 3 inputs for the nine months ended September 30, 2008. These instruments, related to ABCP, were valued using pricing models that, in management’s judgment, reflect the assumptions a market place participant would use.

In millions of Canadian dollars	Financial Assets

Beginning Balance, January 1, 2008	$122.1
Total losses, realized and unrealized, included in earnings	(49.4)

Closing Balance, September 30, 2008	$72.7

Unrealized losses are reported within the caption “Change in estimated fair value of Canadian third party asset-backed commercial paper” on the face of the Statement of Consolidated Income.
Credit Risk
Entering into derivative financial instruments can result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company enters into risk management transactions only with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits, contractual and collateral requirements, frequent assessment of counterparty credit ratings and netting arrangements.
Counterparty credit valuation adjustments may be necessary when the market price of an instrument is not indicative of the fair value due to the credit quality of the counterparty. Generally, market quotes assume that all counterparties have near zero, or low, default rates and have equal credit quality. Therefore, an adjustment may be necessary to reflect the credit quality of a specific counterparty to determine the fair value of the instrument. CP monitors the counterparties’ credit ratings and could unwind positions if their ratings deteriorate. As of September 30, 2008, with the exception of the ABCP, the only outstanding derivatives were crude oil swaps, interest rate swaps, currency forwards, foreign exchange contracts on fuel, and a total return swap that are all made with major banks.
Fair value option for financial assets and financial liabilities
FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“FASB 159”), which became effective January 1, 2008, permits an entity to irrevocably elect fair value on a contract by contract basis as the initial and subsequent measurement attribute for many financial instruments and certain other items. An entity electing the fair value option would be required to recognize changes in fair value in earnings. At this time the Company has not elected to account for any instruments at fair value under the fair value option of FASB 159.
Future accounting changes
FASB Statement No. 141 (revised 2007) — Business Combinations
In December 2007, FASB issued FASB Statement No. 141 (revised 2007) “Business Combinations” (“FASB 141 (revised)”) which replaces FASB Statement No. 141 “Business Combinations”. The new standard requires the acquiring entity in a business combination, to recognize all the assets acquired and liabilities assumed in the transaction; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. FASB 141 (revised) will be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The adoption of this accounting standard will not impact the current financial statements of the Company.
Measurement date of defined benefit pension
FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123R” (“FASB 158”) requires that pension and other post-retirement benefit plans be measured as of the balance sheet date. The Company’s Canadian plans are already measured as of the balance sheet date; however, the U.S. pension plans had a November 30 measurement date. FASB 158 provides two approaches to transition to a fiscal year-end measurement date, both of which are applied prospectively. Under the first approach, the plan assets are measured on November 30, 2007, and then re-measured on January 1, 2008. Under the alternative approach, the plan assets are measured on November 30, 2007 and the next re-measurement is not until December 31, 2008. CP has elected to adopt this change in measurement date using the latter approach. The impact of adopting a plan measurement date at the balance sheet date for the

Company’s U.S. plans is not expected to be material to the financial position and results of operations for the Company.
FSP 157-2 — Nonfinancial Assets and Nonfinancial Liabilities
In February 2008, the FASB issued FASB Staff Position on Statement No. 157 “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-2 delays the effective date of FASB Statement No. 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed on a recurring basis, to fiscal years beginning after November 15, 2008. Our significant nonfinancial assets and liabilities that could be impacted by this deferral include assets and liabilities initially measured at fair value in a business combination and goodwill tested annually for impairment. The adoption of FSP 157-2 is not expected to have a significant impact on the financial position and the results of operations of the Company.
FASB Statement No. 160 — Non-controlling Interests in Consolidated Financial Statements
In December 2007, FASB issued FASB Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements” (“FASB 160”) which requires the Company to report non-controlling interests in subsidiaries as equity in the consolidated financial statements; and all transactions between an entity and non-controlling interests as equity transactions. FASB 160 is effective for the Company commencing on January 1, 2009 and is unlikely to impact the financial statements of the Company at that time.
FASB Statement No. 161 — Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued FASB Statement No. 161 “Disclosures about Derivative Instruments and Hedging Activities”. The standard requires enhanced disclosures about an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The standard increases convergence with International Financial Reporting Standards, as it relates to disclosures of derivative instruments. The Company is currently reviewing the guidance, which is effective for fiscal years beginning after November 15, 2008, to determine the potential impact on its consolidated financial statements.
FASB Statement No. 162 — The Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The FASB does not expect that this standard will result in a change in current practice. FASB Statement No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.